Exhibit 99.1

HIGHWAY HOLDINGS APPOINTS FOUR NEW DIRECTORS TO BOARD

Appointments Represent a Comprehensive Restructuring and Rejuvenation of Highway Holdings’ Board of Directors

HONG KONG – February 18, 2025 – Highway Holdings Limited (Nasdaq: HIHO) (the “Company” or “Highway Holdings”) today announced the appointment of four new directors to its Board of Directors, filling prior vacancies. The new directors bring a wealth of experience in multinational business environments, with expertise in finance, manufacturing, entrepreneurship, strategy and M&A. The appointments represent a comprehensive restructuring and rejuvenation of Highway Holdings’ Board of Directors to align with supporting its long-term growth strategy.

Roland Kohl, CEO and Chairman of Highway Holdings, commented, “We are very pleased to welcome these new members to our Board of Directors. This action is part of the company’s ongoing preparation for an upcoming generational transition. The company is in the process of rejuvenating its Board and preparing the 35 year old company (29 years on Nasdaq) for a new era of growth. We sought younger Board members with diverse experience and perspectives. The appointments are the result of a comprehensive search to find and attract the next generation of highly qualified directors with diverse expertise in multinational industries and markets. We look forward to working with our strengthened board and benefitting from our new directors’ contributions, new ideas and insight in support of our long-term growth strategy, as we work to set the Company on a new direction, to achieve growth in any form – a target which the old company during the last years was not achieving. We remain committed to leveraging our resources, extensive business experience, and the new wealth of knowledge that has joined the company, all with the goal of creating value for our shareholders.”

New Board of Director Appointments:

Patrick Michaels, 49 years old, has over 30 years of experience in investment banking, wealth management and strategic advisory. He has served as the Executive Chairman of Zuri-Invest AG since 2002, while also serving as Chairman of Asty Capital AG since 1998. Mr. Michaels previously held positions with UBS AG (Zurich). He studied economics at the University of Zurich, and subsequently studied business, civil and criminal law at the same university, followed by studies at The Colorado School of Mines. Mr. Michaels additionally serves as a director on the boards of GoldQuest Mining Corp. and the charitable organization of Cyprus Seeds. Mr. Michaels was appointed as a Class I director.

Marcus Bagnall, 39 years old, has over 15 years of experience advising multinational organizations on complex legal, regulatory and commercial matters, with a deep understanding of digital transformation, corporate and M&A, supply chain complexities and managing operational legal risks. He currently serves as a Partner at Wiggin LLP (London), having previously held positions at Linklaters LLP (London), Webb Henderson (Sydney), Australian Business Lawyers & Advisors (Sydney), and DLA Piper (Sydney). Mr. Bagnall holds a B.Ec/LLB from the University of New South Wales, a Graduate Diploma in Legal Practice from the College of Law, and an LLM (Corporate, Commercial and Taxation) from the University of New South Wales. He currently serves on the Advisory Board of Eyes of AI. Mr. Bagnall was appointed as a Class I director.

Annie Leung Hoi Ling, 36 years old, has over 12 years of experience in engineering design, manufacturing, and operations. She currently runs an OEM factory she built in 2019 in Vietnam with over 600 employees. Ms. Leung previously held positions at Artop Group, Good Mark Industrial Limited and Good Mark Industrial Vietnam. She received BEng with honors in product analysis and engineering design from The Hong Kong Polytechnic University. Ms. Leung was appointed as a Class II director.

Brian Chu Chong Tat, 52 years old, has over 28 years of experience in collaborative education and entrepreneurship. His dedication to excellence and commitment to helping students realize their unique strengths has served as the foundation for a highly successful career. He currently works at Ng Clan’s Association Tai Pak Memorial School, having previously served at ECF Saint Canaan College. Mr. Chu also founded a highly successful tennis club on his own initiative, with approximately 100 active members. Mr. Chu holds a Bachelor of Education with Honors from Hong Kong Education University. Mr. Chu was appointed as a Class II director.

Highway Holdings’ Board of Directors now consists of 9 highly qualified members including 2 females, with very diversified knowledge and know how, with different views and opinions, well-balanced age groups, and many different nationalities and cultures, creating a perfect bend between the East and West. Since the Company intends to expand with additional businesses other than manufacturing in order to reduce reliance on its traditional OEM business, it sought to retain such knowledgeable Board members with numerous new skills and knowledge other than manufacturing.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801